

Sam Monac · 3rd

Chief Operating Officer at Token Metrics

Medfield, Massachusetts, United States · **Contact info**

500+ connections

 Token Metrics

University of Vermont

Experience



Token Metrics
2 yrs 9 mos

Chief Operating Officer
Full-time
Dec 2020 – Present · 10 mos

Collaborate with the CEO in setting and driving organizational vision, operational strategy, and hiring needs.
Oversee company operations and employee productivity, building a highly inclusive culture ensuring team members thrive and organizational outcomes are met.

 **Token Metrics: Crypto Investment Platform**

Head Of Investor Relations
Full-time
Sep 2020 – Dec 2020 · 4 mos

Tasked with raising capital for Token Metrics Equity Seed Round.
Maintain and build trusted relationships with key customers, clients, partners, and stakeholders.

Head Of Research
Full-time
Jan 2019 – Sep 2020 · 1 yr 9 mos
Greater Boston Area

Assist management in building the backbone of the research platform by creating data points that artificial intelligence subsequentially optimized.
Perform fundamental reviews on cryptocurrencies.
Helped CEO create the business plan and financial projections.   ...see more



Chief Executive Officer
Panimate
Mar 2020 – Present · 1 yr 7 mos
Orleans, Massachusetts, United States

Panimate combines natural language processing and colorful graphic rendering into a platform that can produce products for new and existing markets. This platform will take a user's speech or text and quickly convey the same message in an animated presentation as if watching the user's thoughts unfold. Creating this output in near real-time means i ...see more



Financial Advisor
100X Services Pty Ltd · Part-time
Jun 2020 – Dec 2020 · 7 mos
Australia

Directing financial planning and strategy. Analyzing and reporting on financial performance. Developing and implementing accounting policies. Preparing forecasts and comprehensive budgets. Analyzing complex financial data.



ICO Analyst
Diary of a Made Man LLC
May 2018 – Jan 2019 · 9 mos

Work for Ian Balina the number one cryptocurrency influencer in the world. I perform data and analytics on initial coin offerings.









analytics on initial coin offerings.

Who is Ian Balina?

Top 20 Cryptocurrency YouTube Influencers i...

Financial Coordinator, Contract Position
All Hands and Hearts - Smart Response
Feb 2018 – May 2018 · 4 mos
St. Thomas USVI

Manage project accounting, including budget tracking, payroll, petty cash, purchasing and reimbursement for Hurricane relief non-profit organization. Track Assets on Base. Collaborate with Program Director and Volunteer Relations Coordinator to cut costs.

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Education

University of Vermont
Bachelor of Science - BS, Business/Managerial Economics
2013 – 2017
Activities and Societies: Volleyball, soccer, investment club